                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                            VISION TWENTY-ONE, INC.
_______________________________________________________________________________
                                (Name of Issuer)

                                     COMMON
_______________________________________________________________________________
                         (Title of Class of Securities)

                                  92831 N 10 1
_______________________________________________________________________________
                                 (CUSIP Number)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 92831 N 10 1                13G                            Page 2 of 8
________________________________________________________________________________


     1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

                      GILLETTE FAMILY LIMITED PARTNERSHIP
 ______________________________________________________________________________
     2) Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [x]
       (b) [ ]
______________________________________________________________________________
     3) SEC Use Only

______________________________________________________________________________
     4) Citizenship or Place of Organization
                                     NEVADA
 ______________________________________________________________________________


              (5) Sole Voting Power
 Number of          1,702,494*
   Shares     (6) Shared Voting Power
Beneficially              0
  Owned by    (7) Sole Dispositive Power
    Each             1,702,494*
 Reporting    (8) Shared Dispositive Power
   Person                 0
    With      *Throught its general partner GLP Management, Inc.

______________________________________________________________________________
     9) Aggregate Amount Beneficially Owned by Each Reporting Person

                                   1,702,494
______________________________________________________________________________
     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
______________________________________________________________________________
     11) Percent of Class Represented by Amount in Row (9)

13.7% based upon approximately 12,442,539 shares of common stock outstanding on December 31, 1997.
______________________________________________________________________________
     12) Type of Reporting Person (See Instructions)  PN
______________________________________________________________________________


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CUSIP NO. 92831 N 10 1                13G                            Page 3 of 8
________________________________________________________________________________



     1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

                              GLP MANAGEMENT, INC.
______________________________________________________________________________
     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [x]
        (b) [ ]
______________________________________________________________________________
     3) SEC Use Only
______________________________________________________________________________
     4) Citizenship or Place of Organization
                                     NEVADA
______________________________________________________________________________

______________________________________________________________________________


              (5) Sole Voting Power
 Number of          1,702,494*
   Shares     (6) Shared Voting Power
Beneficially             0
  Owned by    (7) Sole Dispositive Power
    Each            1,702,494*
 Reporting    (8) Shared Dispositive Power
   Person                0
    With      *As the general partner for the Gillette Family Limited
              Partnership.

______________________________________________________________________________
     9) Aggregate Amount Beneficially Owned by Each Reporting Person

                                   1,702,494
______________________________________________________________________________
     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
______________________________________________________________________________
     11) Percent of Class Represented by Amount in Row (9)

13.7% based upon approximately 12,442,539 shares of common stock outstanding on December 31, 1997.
______________________________________________________________________________
     12) Type of Reporting Person (See Instructions)

______________________________________________________________________________

CUSIP NO. 92831 N 10 1                13G                            Page 4 of 8
________________________________________________________________________________




1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

                              THEODORE N. GILLETTE
______________________________________________________________________________
     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [x]
        (b) [ ]
______________________________________________________________________________
     3) SEC Use Only
______________________________________________________________________________
     4) Citizenship or Place of Organization
                                 UNITED STATES
______________________________________________________________________________

_____________________________________________________________________________


 Number of    (5) Sole Voting Power
   Shares            1,860,558
Beneficially  (6) Shared Voting Power
  Owned by               0
    Each      (7) Sole Dispositive Power
 Reporting           1,860,558
   Person     (8) Shared Dispositive Power
    With                 0

______________________________________________________________________________
     9) Aggregate Amount Beneficially Owned by Each Reporting Person
Theodore N. Gillette beneficially owns an aggregate of 1,860,558 shares of Vision Twenty-One, Inc. common stock, consisting of (i) 1,702,494 shares held by the Gillette Family Limited Partnership for which GLP Management, Inc. serves as the sole general partner and Mr. Gillette as its sole shareholder,
(ii) 148,987 shares held by Mr. Gillette and (iii) 9,077 shares held by Gillette Beiler & Associates, P.A., which Mr. Gillette is a controlling shareholder.
______________________________________________________________________________
     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

______________________________________________________________________________
     11) Percent of Class Represented by Amount in Row (9)

15.0% based upon approximately 12,442,539 shares outstanding on December 31, 1977.

______________________________________________________________________________
     12) Type of Reporting Person (See Instructions)   IN

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CUSIP NO. 92831 N 10 1                13G                            Page 5 of 8
________________________________________________________________________________


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)

Item 1(a). Name of Issuer:

                            VISION TWENTY-ONE, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

                             7209 Bryan Dairy Road
                              Largo, Florida 33777

Item 2(a). Name of Person Filing:

                      Gillette Family Limited Partnership
                   GLP Management, Inc., its General Partner
                              Theodore N. Gillette

Item 2(b). Address of Principal Business Office or, if none, Residence:

                           1325 Airmotive Way, Suite
                               Reno, Nevada 89502
Item 2(c). Citizenship:

                                     Nevada

Item 2(d). Title of Class of Securities:

                                     Common

Item 2(e). CUSIP Number:

                                  92831 N 10 1

Item 3(a). If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the filing person is a:

(a)  [   ]  Broker or Dealer registered under Section 15 of the Act;
(b)  [   ]  Bank as defined in Section 3(a)(6) of the Act;
(c)  [   ]  Insurance Company as defined in Section 3(a)(19) of the Act;
(d)  [   ]  Investment Company registered under Section 8 of the Investment
            Company Act;
(e)  [   ]  Investment Adviser registered under Section 203 of the Investment
            Advisers Act of 1940;
(f)  [   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974,
            or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);
(g)  [   ]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
            (Note: See Item 7);

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CUSIP NO. 92831 N 10 1                13G                            Page 6 of 8
________________________________________________________________________________




(h)  [   ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.  Ownership:

     If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount Beneficially Owned:
                     See response to Item 9 on cover pages.
     (b) Percent of Class:
                     See response to Item 9 on cover pages.
     (c) Number of shares as to which such person has:
                     See response to Item 9 on cover pages.
     (i) sole power to vote or to direct the vote:
                     See response to Item 5 on cover pages.
     (ii) shared power to vote or to direct the vote:
                     See response to Item 6 on cover pages.
     (iii) sole power to dispose or to direct the disposition of:
                     See response to Item 7 on cover pages.
     (iv) shared power to dispose or to direct the disposition of:
                     See response to Item 8 on cover pages.
Item 5. Ownership of Five Percent or Less of a Class:
                                Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
                                 Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
                                 Not Applicable
Item 8. Identification and Classification of Members of the Group:
                                 Not Applicable
Item 9. Notice of Dissolution of Group:
                                 Not Applicable
Item 10. Certification:

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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CUSIP NO. 92831 N 10 1                13G                            Page 7 of 8
________________________________________________________________________________





                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 14, 1998


                                  /S/  THEODORE N. GILLETTE
                                  -------------------------------------------
                                             THEODORE N. GILLETTE


                                  GILLETTE FAMILY LIMITED PARTNERSHIP

                                  By:  GLP Management, Inc., its General Partner

                                  By: /s/ THEODORE N. GILLETTE
                                     -----------------------------------------
                                     Theodore N. Gillette, its President



                                  GLP MANAGEMENT, INC.

                                  By: /s/ THEODORE N. GILLETTE
                                     -----------------------------------------
                                     Theodore N. Gillette, its President

CUSIP NO. 92831 N 10 1                13G                            Page 8 of 8
________________________________________________________________________________

                                   EXHIBIT A

                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)


                           RULE 13d-1(f)(1) AGREEMENT


     The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Vision Twenty-One, Inc. at December 31, 1997.


                                  /s/  THEODORE N. GILLETTE
                                  -------------------------------------------
                                            THEODORE N. GILLETTE



                                  GILLETTE FAMILY LIMITED PARTNERSHIP

                                  By:  GLP Management, Inc., its General Partner

                                  By: /s/  THEODORE N. GILLETTE
                                      ----------------------------------------
                                      Theodore N. Gillette, its President



                                  GLP MANAGEMENT, INC.

                                  By: /s/  THEODORE N. GILLETTE
                                      ----------------------------------------
                                      Theodore N. Gillette, its President